Exhibit (f)

MASSMUTUAL PREMIER FUNDS

MML SERIES INVESTMENT FUND II

Amended and Restated

Deferred Compensation Plans

for the Boards of Trustees

(Effective January 1, 2009)

1. The Plans – MassMutual Premier Funds and MML Series Investment Fund II (the “Trusts”), the Service Recipient under Internal Revenue Code Section 409A, established the MassMutual Premier Funds and MML Series Investment Fund II Deferred Compensation Plans (the “Plans”), effective November 30, 2007 for the benefit of members of the Boards of Trustees of the Trusts who are not employees of Massachusetts Mutual Life Insurance Company or its subsidiaries. A Trustee may elect to defer receipt of all or a percentage of his or her Trustee’s fees beginning with fees earned in the calendar year commencing after the effective date of such election. For purposes of the Plans, “Trustee’s fees” shall mean any compensation payable to a Trustee for services rendered to a Trust in that capacity including fees payable for services as a member of any Committee of the Board of Trustees.

The amended and restated Plans are intended to comply with Section 409A of the Internal Revenue Code of 1986 (“Code”) and official guidance issued thereunder. Notwithstanding any other provision of these Plans, these Plans shall be interpreted, operated and administered in a manner consistent with these intentions.

2. Reserve Accounts - Each Series of the Trusts shall establish and maintain a book account (the “Reserve Account”) in the name of each Trustee who elects to participate in the Plans. Upon a Trustee’s election to defer receipt of Trustees’ fees, the Trusts shall credit such amounts to the appropriate Reserve Account at such time as would otherwise be payable to the Trustee and shall also credit to the Reserve Accounts at the end of each calendar quarter an additional amount equal to interest computed at the rate of the U.S. Corporate Bond Index as of January 1, 2008, to be reset every two years, on the average balance held in the Reserve Accounts during such calendar quarter. All right, title and interest in and to all amounts credited to the Reserve Accounts shall at all times be the sole and absolute property of the appropriate Series of the Trusts and shall in no event be deemed to constitute a fund or collateral security for the payments under the Plans. All amounts credited to the Reserve Accounts shall for all purposes be a part of the general funds at the appropriate Series of the Trusts. To the extent that any Trustee or his or her designee acquires a right to receive payments under the Plans, such right shall be no greater than the right of any unsecured general creditor of the Trusts. Neither the Trustee nor his or her designee shall have any interest whatsoever in any amounts credited to the Reserve Accounts.

3. Election by Trustees - An election to defer receipt of Trustees’ fees (including an election as to the time and form of payment) shall be made in writing and shall become effective in the next calendar year following a filing with the Trusts. An election shall remain in effect and become irrevocable each 12/31 for the following calendar year unless the Trustee amends or terminates his or her election by a notice in writing filed prior to the applicable 12/31 with the Trusts. Any amendment or termination of an election shall be applicable only prospectively to Trustees’ fees earned during the calendar year following its filing with the Trusts, and shall not affect amounts previously credited to the Reserve Accounts. A Trustee may not amend or terminate his or her election with respect to the method or time of payment of amounts credited to the Reserve Accounts, except as described in Section 4 below, which describes subsequent election rules, and Section 4A below, which describes “transition” rules under Code section 409A. Trustees may make an initial election to participate within 30 days of first becoming eligible to participate under the Plans and such election shall apply only to amounts earned in the first calendar quarter immediately following the quarter in which such election is filed with the Trustees.